Mail Stop 4561

May 4, 2007

Albert E. Winemiller
President and Chief Executive Officer
PROS Holdings, Inc.
3100 Main Street, Suite 900
Houston, TX 77001

           RE: PROS Holdings, Inc.
                    Registration Statement on Form S-1
                    File No. 333-141884
                    Date Filed: April 4, 2007

Dear Mr. Winemiller:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We will process this filing and your amendments without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on

disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

2. Supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. Please refer to Section VIII of our March 31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance.

Prospectus Summary, page 1

Overview

3. You state here and elsewhere in the prospectus that you are "a leading provider of pricing and revenue optimization software . . . ." Please provide support for the claims regarding your industry position. Tell us how you compare to your competitors in quantitative or qualitative terms and consider appropriate disclosure in this respect.

4. In the first paragraph, provide the basis for characterizing your science-based software products as "innovative" or otherwise explain.

5. In light of the significant share of your revenues afforded by international sales, please consider making such disclosure in your summary. Provide contextual information that will explain the industry conditions or contractual relationships that result in a large proportion of your revenues from sales outside the Americas.

The Offering, page 3 and Capitalization and Dilution, pages 25-27

6. Upon completion of the offering information and capitalization and dilution tables, we may have additional comments.

Use of Proceeds, page 23

7. Please disclose how you intend to invest the net proceeds prior to their use.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

8. Here or elsewhere as appropriate, please disclose the reasons for the one-time $41.3 million cash dividend.

9. Management's discussion and analysis should include disclosure based on currently known trends, events and uncertainties that are reasonably expected to

have material effect upon the Company's operations and liquidity. Please revise the filing to discuss any known material trends relating to the growth of your revenues and future expansions. For example, we note from your disclosure in page 11 that over 50% of the Company's revenue is generated from outside the Americas and the Company plans to add personnel and facilities abroad to support and expand the growing global customer base. In addition, on page 32 under "Geographic revenue distribution" we note an increasing proportion of your revenues are coming from Europe, the Middle East and Africa. If sales to these regions involve pricing, terms or other aspects of your sales arrangements that differ materially from your Asia Pacific and Americas regions and those differences are reasonably likely to materially impact future operations and liquidity please revise to discuss these factors and differences and their reasonably likely impact. Please see Release No. 33-8350, "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" Section III.B.3 and Item 303 of Regulation S-K for additional guidance.

10. You disclose on page 10 that the period over which you recognize license and implementation revenue for an implementation ranges from six months to several years. As a result, a substantial majority of your revenue is recognized on arrangements that were executed in previous periods. If this information as to the timing of revenue recognition would be material information to investors consider revising MD&A to provide tabular presentation or other disclosure of the impact on future revenue from these arrangements for contracts in place as of the latest balance sheet date.

Results of Operations, page 39

11. Your discussion of results of operations highlights the components that are classified within each line-item on your statements of operations. Your disclosure, however, should also include a description of the reasons for any material changes in those line-items and you should indicate whether those changes represent an upward or downward trend. The discussion should not merely repeat numerical data contained in the financial statements. The causes for the changes shall be described to the extent necessary to an understanding of your business as a whole.

12. Your discussion of the results of operations frequently does not quantify sources of material changes. Refer for example to disclosure on page 36 addressing the increase in gross margin. Furthermore, prefacing the reference to these sources of changes with the word "primarily" obscures the ability of the reader to identify the material sources of the change. Please consult section III.D of Release No. 33-8350 and revise your disclosure as appropriate.

Albert E. Winemiller
PROS Holdings, Inc.
May 4, 2007
Page - 4 -

Application of Critical Accounting Policies and Use of Estimates

Stock-based Compensation, 35

13. Tell us your proposed initial public offering price including when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range for your common stock.

14. Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated initial public offering price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. If you have been using the fair-value-based method of SFAS No. 123R disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

15. Tell us whether you obtained a contemporaneous or retrospective valuation and whether it was performed by an unrelated valuation specialist, as defined by the AICPA Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation" (the "Practice Aid"). In addition, please revise to disclose the following information related to issuances of equity instruments:

   • Discuss the significant factors considered, assumptions made, and methodologies used in determining the fair value of the underlying common stock for option grants prior to the adoption of SFAS 123R and those used in determining the fair value of the options for option grants subsequent to adoption of SFAS 123R and for other equity-related issuances not accounted for under APBO No. 25 or SFAS 123R. In addition, discuss consideration given to alternative factors, methodologies and assumptions;
   • Discuss each significant factor contributing to the difference between the estimated IPO price and the fair value determined, either contemporaneously or retrospectively, as of the date of each grant and equity-related issuance. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

Liquidity and Capital Resources, pages 41

16. We note that your discussion of liquidity and capital resources is a recitation of the items contained within your cash flow statement. This does not appear to fully contribute to an understanding of your cash flows rather it repeats items that are readily determinable from the financial statements. Your disclosures should

provide enhanced analysis and explanation of the sources and uses of cash and material changes in particular items underlying the major captions reported in the financial statements and the underlying reasons for the changes (e.g. cash receipts from customers, cash payments to suppliers, etc.). Refer to SEC Release 33-8350 and please revise.

Credit Facilities, page 42

17. You indicate that you entered into $28 million credit facility in March 2007. You also indicate the credit facility contains a number of covenants. Expand your disclosure to indicate if you are currently in compliance with all covenants.

18. Pursuant to Rules 5-02.19 and 5.02.22 of Regulation S-X and codified FRC 203.04, provide disclosure concerning the significant terms of the unused line of credit. The staff notes the disclosure on page 42 concerning restrictive covenants, conditions and default provisions that may warrant MD&A disclosure concerning any significant impact on future borrowing and liquidity. To the extent that it is reasonably likely that long-term liquidity is affected by any restrictive covenants under the lines of credits, revise the filing to provide management's discussion and analysis of the impact of any such known commitments or uncertainties. See Item 303 of Regulation S-K and codified FRC 501.02 for further guidance.

Business, page 45

Industry Background, page 46

19. Please specifically disclose the factual basis for, and the context of**,** all your beliefs, understandings, estimates and opinions. This particularly pertains to your disclosure of all projections and statistics. To the extent you rely on market analyses, such as those generated by Gartner and AMR Research, please confirm that PROS Holdings did not commission such reports.

Customers, page 54

20. Please add the disclosure required by Item 101(d) of Regulation S-K or provide a cross-reference to such disclosure contained in your financial statement footnotes.

21. Please advise us of all the countries in which you operate and all countries where you conducted sales in the last fiscal year.

Case Studies, page 54

22. We note the disclosure regarding the customer case studies commencing on page

63. Revise to identify the parties that serve as your examples. Also, confirm that you have obtained the supplemental consent of these entities to be cited in your prospectus.

Management, page 58

23. We note your disclosure that Mr. Gruner is serving as the independent director for your three Board committees. As it appears that you intend to rely upon the "phase-in exception" to NASDAQ's independence rules, please clarify this and provide a concise description of the exception and the effect that it will have on the company and its shareholders. See Instruction 1 to Item 407(a) of Regulation S-K.

Executive Compensation, page 63

Compensation Discussion and Analysis, page 63

24. Please refer to Item 402(b) and section II.B. of Release No. 33-8732A and revise to provide the necessary information required by that Item. In particular, we note that Compensation Discussion and Analysis is limited to a discussion of the objectives of your compensation programs and the elements that comprise your compensation programs but appears to lack certain disclosure required by Item 402(b). For example, it is not clear why you choose to pay each element of compensation, how you determine the amount (and, where applicable, the formula) for each element to pay, and how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements. See Item 402(b)(1)(iv)-(vi). In addition, Item 402(b)(2) sets forth examples of material information that may be appropriate for discussion in Compensation Discussion and Analysis but it is unclear from your disclosure what consideration you have given to the illustrative examples guiding the disclosure concept contained in Item 402(b). We specifically refer you to Item 402(b)(2)(i)-(v), (viii)-(x), and (xii)-(xv). Please advise us as to how these topics are addressed in Compensation Discussion and Analysis or otherwise advise as to the reasons the particular topic(s) is not applicable to your executive compensation program.

25. We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved in order for your executive officers to earn their annual performance-based incentive compensation. Please discuss the specific items of company performance and individual objectives used to determine incentive amounts, how your incentive awards are specifically structured around such performance goals and individual objectives, whether any discretion can be or has been exercised with respect to meeting such goals and objectives and to

whom such discretion is applicable. Please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v)-(vii). Finally, to the extent that it is appropriate to omit specific targets, discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

26. The compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer you to Section II.B.1. of Release No. 33-8732A. In this regard, we note some disparity between Mr. Winemiller compensation and that of the other named executive officers. Given this, we would expect to see a more detailed discussion of how and why Mr. Winemiller's compensation differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis.

27. On page 65, we note disclosure that as of March 31, 2007 there were outstanding stock options to purchase 415, 247 shares of common stock. We also note disclosure on page 71 that you had no outstanding equity awards held by executive officers at December 31, 2006 yet this disclosure does not appear consistent with that contained in the first full paragraph of page 69, which indicates that each of your executive officers holds options or shares of common stock. Please clarify.

28. On page 69, clarify why you believe that replacing backlog with contract sales for the 2007 cash incentive bonus plan aligns the interests of the executive officers with their 2007 annual performance and shareholder value.

Summary Compensation Table, page 69

29. Item 402(a)(3)(iii) requires that disclosure shall be provided for your three most highly compensated executive officers other than the principal executive officer and the principal financial officer who were serving as executive officers at the end of the last completed fiscal year. Please revise your disclosure as appropriate or otherwise advise us of the basis for providing disclosure for only three named executive officers.

30. In footnote (1), we note reference to the "PROS Bonus Plan". Please ensure that you include appropriate disclosure of this plan in Compensation Discussion and Analysis.

Albert E. Winemiller
PROS Holdings, Inc.
May 4, 2007
Page - 8 -

31. Please provide appropriate narrative disclosure pursuant to paragraph (e) of Item
402 of Regulation S-K.

32. In the second full paragraph on page 67, with respect to your disclosure regarding
the feature of the option grants allowing for immediate exercise, please clarify
whether such feature is specific to these option grants or a general term of your
2007 plan. Please also discuss here or elsewhere as appropriate, the purpose of
such feature.

Options Exercised and Stock Vested, page 70

33. With respect to the information being reported here for Mr. Murphy, please
provide disclosure regarding the shares acquired on vesting or otherwise advise.
For purposes of clarity please provide footnote disclosure to indicate that the
stock acquired on exercise and vested stock disclosed here for named executive
officer(s) relate to the same award.

Certain Relationships and Related Party Transactions, page 73

34. We acknowledge the disclosure on page 73 that the audit committee must approve
any related-party transactions. Please expand the disclosure to describe the
policies and procedures that comprise the review, approval, and ratification of any
transaction required to be disclosed under paragraph (a) of Item 404. This
includes a discussion of the standards to be applied pursuant to such policies and
procedures and discussion of where an investor may locate the writings
evidencing these policies and procedures. See Item 404(b)(1)(ii) and (iv).

Principal and Selling Stockholders, page 74

35. We note that a portion of the underwritten shares will be offered and sold on
behalf of selling stockholders. Please disclose the individual or individuals who
exercise the voting and/or dispositive powers with respect to the securities to be
offered for resale by your selling stockholders that are entities. Refer to Interp.
I.60 of the July 1997 Manual of Publicly Available Telephone Interpretations and
Interp. 4S of the Regulation S-K portion of the March 1999 Supplement to our
July 1997 Manual of Publicly Available Telephone Interpretations. Finally,
please confirm that none of the selling stockholders are broker dealers or affiliates
of broker dealers.

Consolidated Balance Sheets, page F-3

36. If the effective date of registration statement is delayed, please update the
financial statements pursuant to Rule 3-12 of Regulation S-X.

Consolidated Statements of Income, page F-4

37. Confirm to us that you recognize "license and implementation services" revenue using the percentage-of-completion method. This revenue is presented as "license and implementation" on your statement of operations. Where there is a lack of VSOE of fair value among the arrangement elements, SOP 97-2 prohibits separation of the total arrangement fee for recognition purposes. Absent a compelling argument under GAAP and Rule 5-03(b) of Regulation S-X *that supports* allocating the arrangement fee in the income statement based on "license and implementation" and "maintenance and support" you should amend your presentation to include separate revenue, and related cost of revenue, line items for bundled arrangements that are not separable because of the absence of VSOE for the undelivered PCS element. You should also include a footnote description to inform investors of the nature of the additional line item. Please also describe to us other possible allocation methodologies for income statement presentation purposes that you considered but rejected.

Note 1: Organization and Summary of Significant Accounting Policies

Segment Information

38. We note that you do not discuss information related to reportable segments such as factors used to identify reportable segments, the basis of organization, and sources of revenues, information about reported profit or loss (including certain revenues and expenses included in segment profit or loss) and segment assets. We also do not see how you have addressed the disclosure requirements under SFAS 131 to disclose certain information on an entity-wide basis about products and services and sales to major customers. Please revise to address the disclosures required pursuant to SFAS 131 or tell us why revision is not required.

Revenue Recognition, page F-8

39. On page 31, you indicate that the arrangement with customers typically include license fees paid for the use of your products either in perpetual or over a specified term and implementation services for configuration, training services and post-contract support (PCS) services. You also indicate that the implementation services are essential to the functionality of your software and therefore license revenue is recognized together with the implementation services based on the percentage of completion method. Please address the following:

- Tell us how you considered the guidance in paragraphs 63 to 71 of SOP 97-2 when determining that it is appropriate to apply contact accounting.
- Tell us how you account for your PCS services under this arrangement. Explain how you have applied the guidance in paragraphs 10 and 57 of SOP

> 97-2 to allocate fair value to PCS. Explain how your accounting complies with TPA 5100.49 – "Application of Contract Accounting in Software Arrangements - Part II."

40. You indicate that you are using "the percentage of man-days incurred during the reporting periods as compared to the estimated total man-days for each contract estimated necessary for implementation of the software products." Tell us why you believe that it is appropriate to measure progress-to-completion using this input method and how your accounting complies with paragraphs 74 through 91 of SOP 97-2.

41. You indicate on page 31 that for certain arrangements, you engage an independent contractor to assist in the implementation and recognize revenue from these engagements net of the fees owed to the independent contractor. Tell us how you considered each of the factors in EITF 99-19 in determining whether revenues from such services should be recognized on a gross or net basis.

42. Tell us and clarify your revenue recognition policy disclosure for license software products for fixed term contracts. The policy only states that revenue for fixed-term licenses, which include maintenance and revenue, is recognized ratably over the license term. Clarify your terms and how the related costs are accounted for and the basis for ratable recognition. Reference the applicable supporting authoritative accounting literature in your response.

43. We note your disclosure where you indicate "Maintenance and support revenue is generally attributed to those contracts based on specific renewal pricing contained therein and recognized ratably over the period in which the services are provided." Please explain and disclose how you considered the guidance 10 of SOP 97-2 in concluding that you can reasonably establish VSOE for such services. Also, address the issue that if the renewal rates vary from customer to customer, how you can reasonably estimate fair value.

44. Address how you determine the payment terms you offer your customers and what you believe your "normal and customary" payment terms are. Tell us how you recognize revenue on contracts that involve extended payment terms. Note that extended payment terms may include periods less than one year, particularly if the use of the extended payment terms is not your customary practice. Refer to paragraphs 27 through 30 of SOP 97-2.

Note 5: Stockholders' Equity

Stock Options, F-15

45. We note that you adopted SFAS 123(R) on January 1, 2006 and that your current
disclosures do not appear to provide all of the disclosures required by SAB 107
and SFAS 123(R). Please tell us your consideration for the disclosure
requirements of SAB No. 107, Section H, Question 1, which includes all
disclosures required by paragraphs 64-65, 84 and A240-242 of SFAS 123(R).
Please revise your disclosures as applicable.

46. Please provide us with the following information in chronological order for stock
option grants and other equity-related transactions for the one year period
preceding the most recent balance sheet date and through the date of your
response:

- The nature and type of stock option or other equity-related transaction;
- The date of grant/issuance;
- Description/name of option or equity holder;
- The reason for the grant or equity-related issuance;
- The number of options or equity instruments granted or issued;
- The exercise price or conversion price;
- The fair value of underlying shares of common stock;
- Adjustments made in determining the fair value of the underlying shares of
common stock, such as illiquidity discounts, minority discounts, etc.;
- The total amount of deferred compensation or value assigned to any beneficial
conversion feature reconciled to your financial statement disclosures;
- The amount and timing of expense recognition; and
- Indicate for each option grant or equity related transaction what valuation
methodology used (market approach, etc.), whether it was contemporaneous
or retrospective and whether it was performed by an unrelated specialist.

47. Continue to provide us with updates to the requested information for all equity-
related transactions subsequent to this request through the effective date of the
registration statement.

48. Please describe the objective evidence that supports your determination of the fair
value of the underlying shares of common stock at each grant or issue date. This
objective evidence could be based on valuation reports or on current cash sales
transactions of the same or a similar company security to a willing unrelated party
other than under terms and conditions arising from a previous transaction. Where
you have obtained a valuation from an unrelated specialist, tell us what level of
assurance the specialist gave in the fair value assessment. In addition, describe

the basis for any adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.

49. As applicable, consider revising to include the following disclosures for options granted and other equity instruments awarded during the 12 months prior to the date of the most recent balance sheet included in the filing:

   - For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted-average per share amounts); and
   - Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective.

50. In addition, if your disclosure refers to the use of an unrelated valuation specialist, please name the specialist and include the expert's consent pursuant to Rule 436(b) of Regulation C, or alternatively, remove the reference.

Note 9: Concentration of Credit Risk, page F-20

51. We note your disclosures on page F-20 where you indicate that one customer accounted for greater than 10% of the Company's revenues in 2005. In view of the significance of your long-term contractual customer relationships, which extend beyond an annual reporting period, please revise to disclose the name of this customer and its relationship, if any, to the Company in the "Business" section of the prospectus.

Schedule II Valuation and Qualifying Accounts, page F-21

52. Please explain the reason why your allowance for doubtful accounts is approximately 8% of your accounts receivable as of December 31, 2006 in view of the relatively small charges and credits noted in Schedule II on page F-21.

Part II – Information Not Required in Prospectus

Exhibits

53. Please file the voting agreement referenced on page 60.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kari Jin at (202) 551-3481 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397. If you require further assistance, please contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc.   John J. Gilluly III
        by facsimile at (512) 457-7001